# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SOCKET MOBILE, INC., CIK 0000944075
CUSIP: 83368E200
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 40675 ENCYCLOPEDIA CIRCLE, FREMONT, California (CA), 94538-2475
Date of event which requires filing of this statement: 10/13/2025
Filed by CIK 0001192160
Persons authorized to receive notices and communications: Jason Wu, 40675 Encyclopedia Circle, Fremont, California (CA), 94538, 5109333085

## Reporting persons
- MILLS KEVIN J (CIK 0001192160): type of reporting person: individual (IN); citizenship or place of organization: Ireland (L2); source of funds: personal funds (PF); sole voting power 591,626; shared voting power 0; sole dispositive power 591,626; shared dispositive power 0; aggregate amount beneficially owned 591,626 (7.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: SOCKET MOBILE, INC.
Address of issuer's principal executive offices: 40675 ENCYCLOPEDIA CIRCLE, FREMONT, California (CA), 94538-2475
Comment:
This Amendment No. 2 (this Amendment) relates to shares of Common Stock, par value $0.001 per share (the Common Stock), of Socket Mobile, Inc., a Delaware corporation (the Issuer), and amends the initial statement on Schedule 13D filed by the Reporting Person on June 5, 2023, as amended by Amendment No. 1 filed on June 3, 2025 (as amended, the Original Schedule 13D).
The information reported in the Original Schedule 13D remains in effect, except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in Schedule 13D and this Amendment shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

This Amendment relates to shares of Common Stock of the Issuer, whose principal executive offices are located at 40675 Encyclopedia Cir., Fremont, CA 94538.
This Amendment is filed by Mr. Kevin Mills (the Reporting Person) to report the disposition of a convertible note previously held by the Reporting Person. The note is convertible into shares of the Common Stock of the Issuer at a future date, subject to its terms.

## Item 2. Identity and Background
Name of person filing: There have been no material changes to the information previously reported in Item 2 of the Schedule 13D, as amended.
Residence or business address: No Changes.
Present principal occupation or employment: No Changes.
Criminal convictions in the last five years: No Changes.
Civil proceedings (securities laws) in the last five years: No Changes.
Citizenship: Ireland

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable. The Reporting Person disposed of, rather than acquired, securities.

## Item 4. Purpose of Transaction
Purpose of transaction:
On October 13, 2025, the Reporting Person transferred to Mr. Charlie Bass (the Transferee), the Chairman of the Board of Directors, a convertible note with a principal amount of $500,000.00, which is convertible into shares of Common Stock of the Issuer at a future date subject to its terms.
The transfer was made for investment management purposes. Except as set forth herein, the Reporting Person has no plans or proposals that would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Mr. Mills is the beneficial owner of 591,626 shares of Common Stock consisting of (i) 182,444 shares of Common Stock held by the Mills Trust, (ii) up to 119,863 shares of Common Stock issuable to the Mills Trust upon conversion of the convertible subordinated secured promissory note purchased by the Mills Trust on August 31, 2020 (the 2020 Note), (iii) up to 233,644 shares of Common Stock issuable to the Mills Trust upon conversion of the 2025 Note, and (iv) up to 55,675 shares of Common Stock issuable pursuant to stock options held by Mr. Mills that are exercisable within 60 days of the date of this filing.
Such shares of Common Stock, collectively, represent 7.07 % of the 8.370.644 shares of Common Stock deemed to be outstanding for the purpose of computing the percentage of outstanding shares of Common Stock owned by Mr. Mills pursuant to SEC Rule 13d-3(d)(1) (i), and which consists of (i) 7,921,761 shares of Common Stock outstanding as of October 13, 2025 and (ii) 591,626 shares of Common Stock issuable upon conversion of the 2020 Note and 2025 Note and exercise of the stock options described above.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Mills has sole power to vote and dispose of all shares of Common Stock beneficially owned by Mr. Mills.
Transactions in the class effected during the past sixty days: Except for the transfer described above, the Reporting Person has not effected any transactions in the securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person entered into a Convertible Note Transfer Agreement, dated October 13, 2025, pursuant to which the convertible note was transferred to the Transferee. The note remains convertible into Common Stock of the Issuer at a future date, in accordance with its terms.
Other than as described herein, the Reporting Person has no contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Convertible Note Transfer Agreement, dated October 13, 2025, between Kevin Mills and Charlie Bass.

## Signatures
- MILLS KEVIN J: /s/ Kevin Mills, Kevin Mills/Chief Executive Officer (10/15/2025)